UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Fiserv, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

337738108
(CUSIP Number)

David J. Sorkin, Esq.
Kohlberg Kravis Roberts & Co. L.P.
30 Hudson Yards
New York, New York 10001
Telephone: (212) 750-8300

with a copy to:

Richard A. Fenyes
Kathryn King Sudol
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
Telephone: (212) 455-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 15, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 337738108	13D
1	NAMES OF REPORTING PERSONS
New Omaha Holdings L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
56,102,903

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
56,102,903

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
56,102,903

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 337738108	13D
1	NAMES OF REPORTING PERSONS
New Omaha Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
56,102,903

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
56,102,903

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
56,102,903

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 337738108	13D
1	NAMES OF REPORTING PERSONS
KKR 2006 Fund L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
56,102,903

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
56,102,903

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
56,102,903

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 337738108	13D
1	NAMES OF REPORTING PERSONS
KKR Associates 2006 L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
56,102,903

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
56,102,903

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
56,102,903

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 337738108	13D
1	NAMES OF REPORTING PERSONS
KKR 2006 GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
56,102,903

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
56,102,903

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
56,102,903

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 337738108	13D
1	NAMES OF REPORTING PERSONS
KKR Group Partnership L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
56,102,903

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
56,102,903

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
56,102,903

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 337738108	13D
1	NAMES OF REPORTING PERSONS
KKR Group Holdings Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
56,102,903

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
56,102,903

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
56,102,903

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 337738108	13D
1	NAMES OF REPORTING PERSONS
KKR & Co. Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
56,102,903

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
56,102,903

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
56,102,903

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 337738108	13D
1	NAMES OF REPORTING PERSONS
KKR Management LLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
56,102,903

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
56,102,903

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
56,102,903

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 337738108	13D
1	NAMES OF REPORTING PERSONS
Henry R. Kravis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
56,102,903

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
56,102,903

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
56,102,903

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 337738108	13D
1	NAMES OF REPORTING PERSONS
George R. Roberts

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
56,102,903

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
56,102,903

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
56,102,903

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Explanatory Note

This Amendment No. 6 (“Amendment No. 6”) to Schedule 13D relates to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Fiserv, Inc., a Wisconsin corporation (the “Issuer”), and amends the initial statement on Schedule 13D filed by the Reporting Persons on August 7, 2019, as amended by Amendment No. 1 to Schedule 13D filed on September 9, 2019, Amendment No. 2 to Schedule 13D filed on August 21, 2020, Amendment No. 3 to Schedule 13D filed on December 14, 2020, Amendment No. 4 to Schedule 13D filed on May 4, 2021 and Amendment No. 5 filed on August 6, 2021 (as amended, the “Schedule 13D”).  Except as specifically provided herein, this Amendment No. 6 does not modify any of the information previously reported in the Schedule 13D.  Capitalized terms used but not defined in this Amendment No. 6 shall have the same meanings herein as are ascribed to such terms in the Initial Statement.

As previously disclosed in Amendment No. 5 to Schedule 13D, filed on August 6, 2021, New Omaha Holdings L.P. previously entered into a Rule 10b5-1 sales plan (the “10b5-1 Plan”).  This Amendment No. 6 is being filed to update the Reporting Persons’ beneficial ownership of shares of Common Stock as a result of sales pursuant to such Rule 10b5-1 sales plan since the filing of Amendment No. 5 to Schedule 13D.  Further information about the 10b5-1 Plan is set forth in Amendment No. 5 to Schedule 13D.

This Amendment No. 6 is being filed by:

(i)	New Omaha Holdings L.P., a Delaware limited partnership;

(ii)	New Omaha Holdings LLC, a Delaware limited liability company;

(iii)	KKR 2006 Fund L.P., a Delaware limited partnership;

(iv)	KKR Associates 2006 L.P., a Delaware limited partnership;

(v)	KKR 2006 GP LLC, a Delaware limited liability company;

(vi)	KKR Group Partnership L.P., a Cayman Islands exempted limited partnership;

(vii)	KKR Group Holdings Corp., a Delaware corporation;

(viii)	KKR & Co. Inc., a Delaware corporation;

(ix)	KKR Management LLP, a Delaware limited liability partnership;

(x)	Henry R. Kravis, a United States citizen; and

(xi)	George R. Roberts, a United States citizen (the persons and entities listed in items (i) through (xi) are collectively referred to herein as the “Reporting Persons”).

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in amended and restated Annex A hereto is incorporated by reference in this amended Item 2.

Item 5.	Interest in Securities of the Issuer.

Items 5(a), (b) and (c) of the Schedule 13D are hereby amended and restated as follows:

The information set forth in Item 2 and Annex A of this Schedule 13D and the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

(a) and (b). As of 4:30 p.m. Eastern on October 14, 2021, the Reporting Persons may be deemed to beneficially own 56,102,903 shares of Common Stock, which represents approximately 8.5% of the outstanding shares of the Issuer’s Common Stock.

The percentage of beneficial ownership in this Schedule 13D is based on 662,204,715 shares of Common Stock outstanding as of July 23, 2021, as set forth in the Issuer’s Quarterly Report on Form 10-Q, filed by the Issuer on July 28, 2021.

Each of New Omaha Holdings LLC (as the general partner of New Omaha Holdings L.P.), KKR 2006 Fund L.P. (as the sole member of New Omaha Holdings LLC), KKR Associates 2006 L.P. (as the general partner of KKR 2006 Fund L.P.), KKR 2006 GP LLC (as the general partner of KKR Associates 2006 L.P.), KKR Group Partnership L.P. (as the designated member of KKR 2006 GP LLC), KKR Group Holdings Corp. (as the general partner of KKR Group Partnership L.P.), KKR & Co. Inc. (as the sole shareholder of KKR Group Holdings Corp.), KKR Management LLP (as the Series I preferred stockholder of KKR & Co. Inc.), and Messrs. Kravis and Roberts (as the founding partners of KKR Management LLP) may be deemed to be the beneficial owner of the securities beneficially owned directly by New Omaha Holdings L.P., in each case, as described more fully in this Schedule 13D.

The filing of this Schedule 13D shall not be construed as an admission that any of the above-listed entities or individuals is the beneficial owner of any securities covered by this Schedule 13D.

To the best knowledge of the Reporting Persons, none of the individuals named in Item 2 beneficially owns any shares of Common Stock except as described in the Schedule 13D.

(c) Except as set forth on Schedule 1 of this Schedule 13D, which presents information as of 4:30 p.m. Eastern on October 14, 2021, none of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any other individual named in Item 2 has engaged in any transaction in any shares of Common Stock since the filing of Amendment No. 5 to Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 15, 2021	NEW OMAHA HOLDINGS L.P.

	By:	New Omaha Holdings LLC, its general partner

	By:	/s/ Terence P. Gallagher
		Name:	Terence P. Gallagher
		Title:	Attorney-in-fact for Scott C. Nuttall, President

NEW OMAHA HOLDINGS LLC

By:	/s/ Terence P. Gallagher
	Name:	Terence P. Gallagher
	Title:	Attorney-in-fact for Scott C. Nuttall, President

KKR 2006 FUND L.P.

By:	KKR Associates 2006 L.P., its general partner

By:	KKR 2006 GP LLC, its general partner

By:	/s/ Terence P. Gallagher
	Name:	Terence P. Gallagher
	Title:	Attorney-in-fact for
Robert H. Lewin, Chief Financial Officer

KKR ASSOCIATES 2006 L.P.

By:	KKR 2006 GP LLC, its general partner

By:	/s/ Terence P. Gallagher
	Name:	Terence P. Gallagher
	Title:	Attorney-in-fact for
Robert H. Lewin, Chief Financial Officer

KKR 2006 GP LLC

By:	/s/ Terence P. Gallagher
	Name:	Terence P. Gallagher
	Title:	Attorney-in-fact for
Robert H. Lewin, Chief Financial Officer

KKR GROUP PARTNERSHIP L.P.

By:	KKR Group Holdings Corp., general partner

By:	/s/ Terence P. Gallagher
	Name:	Terence P. Gallagher
	Title:	Attorney-in-fact for
Robert H. Lewin, Chief Financial Officer

KKR GROUP HOLDINGS CORP.

By:	/s/ Terence P. Gallagher
	Name:	Terence P. Gallagher
	Title:	Attorney-in-fact for
Robert H. Lewin, Chief Financial Officer

KKR & CO. INC.

By:	/s/ Terence P. Gallagher
	Name:	Terence P. Gallagher
	Title:	Attorney-in-fact for
Robert H. Lewin, Chief Financial Officer

KKR MANAGEMENT LLP

By:	/s/ Terence P. Gallagher
	Name:	Terence P. Gallagher
	Title:	Attorney-in-fact for
Robert H. Lewin, Chief Financial Officer

HENRY R. KRAVIS

By:	/s/ Terence P. Gallagher
	Name:	Terence P. Gallagher
	Title:	Attorney-in-fact

GEORGE R. ROBERTS

By:	/s/ Terence P. Gallagher
	Name:	Terence P. Gallagher
	Title:	Attorney-in-fact

Schedule 1

Transactions since the filing of Amendment No. 5 to Schedule 13D, all of which were open market sales of  Common Stock by New Omaha Holdings L.P. pursuant to the 10b5-1 Plan.

Date	Number of Shares Sold	Weighted Avg. Price Per Share	Price Range Per Share
			Low	High
9/3/2021	219,605	$115.73	$115.170	$115.990
9/3/2021	15,986	$116.08	$116.000	$116.270
9/7/2021	333,449	$115.12	$114.875	$115.850
9/7/2021	9,524	$116.05	$115.910	$116.220
9/8/2021	65,775	$115.37	$114.610	$115.590
9/8/2021	159,671	$116.03	$115.620	$116.600
9/8/2021	244,554	$116.96	$116.670	$117.400
9/9/2021	175,936	$115.22	$114.880	$115.870
9/9/2021	114,941	$116.33	$115.880	$116.870
9/9/2021	19,645	$116.98	$116.880	$117.140
9/10/2021	302,415	$111.00	$110.590	$111.580
9/10/2021	145,268	$111.91	$111.610	$112.570
9/10/2021	35,487	$112.97	$112.630	$113.595
9/10/2021	8,558	$114.37	$113.830	$114.700
9/10/2021	8,272	$115.24	$114.950	$115.400
9/13/2021	351,050	$110.25	$110.000	$110.940
9/13/2021	41,281	$111.50	$111.050	$112.020
9/14/2021	129,967	$107.14	$106.500	$107.430
9/14/2021	68,975	$108.65	$108.000	$108.990
9/14/2021	30,606	$109.13	$109.000	$109.340
9/14/2021	5,400	$110.08	$110.000	$110.350
9/15/2021	66,576	$107.49	$106.855	$107.840
9/15/2021	152,420	$108.28	$107.850	$108.810
9/15/2021	7,900	$109.10	$108.870	$109.200
9/16/2021	185,532	$108.50	$108.040	$108.950
9/16/2021	1,100	$109.05	$109.010	$109.090
9/17/2021	54,479	$107.70	$107.200	$107.990
9/17/2021	191,134	$108.41	$108.000	$108.790
9/20/2021	106,486	$106.08	$105.580	$106.570
9/20/2021	116,772	$107.10	$106.580	$107.550
9/21/2021	137,668	$106.41	$106.040	$106.990
9/21/2021	17,273	$107.20	$107.000	$107.700
9/22/2021	15,000	$107.35	$106.720	$107.700
9/22/2021	79,676	$108.46	$107.720	$108.710
9/22/2021	75,469	$108.90	$108.720	$109.420
9/23/2021	14,022	$108.79	$108.370	$108.995
9/23/2021	12,546	$109.53	$109.005	$109.980
9/23/2021	237,686	$110.34	$110.000	$110.690
9/24/2021	38,480	$109.77	$109.750	$109.850
9/24/2021	116,520	$110.29	$110.000	$110.920
9/27/2021	102,224	$109.25	$108.940	$109.920
9/27/2021	28,918	$110.27	$109.940	$110.610

9/28/2021	66,405	$108.79	$108.520	$108.995
9/28/2021	116,515	$109.35	$109.000	$109.850
9/29/2021	15,234	$109.56	$109.100	$109.920
9/29/2021	245,921	$110.71	$110.050	$110.990
9/29/2021	91,549	$111.28	$111.000	$111.670
9/30/2021	131,785	$108.62	$108.270	$108.990
9/30/2021	51,583	$109.46	$109.000	$109.920
9/30/2021	20,952	$110.40	$110.000	$110.990
9/30/2021	16,552	$111.29	$111.080	$111.510
10/1/2021	33,906	$108.48	$108.070	$108.990
10/1/2021	33,763	$109.62	$109.000	$109.990
10/1/2021	21,531	$110.12	$110.000	$110.430
10/4/2021	81,207	$107.48	$106.850	$107.840
10/4/2021	54,531	$108.16	$107.850	$108.820
10/4/2021	9,110	$109.25	$108.860	$109.620
10/5/2021	69,286	$108.19	$107.750	$108.740
10/5/2021	19,766	$108.96	$108.780	$109.230
10/6/2021	24,629	$106.76	$106.130	$106.980
10/6/2021	43,355	$107.50	$107.000	$107.970
10/6/2021	44,427	$108.36	$108.000	$108.610
10/7/2021	27,128	$109.41	$108.900	$109.880
10/7/2021	59,863	$110.18	$109.900	$110.500
10/8/2021	52,539	$108.04	$107.720	$108.710
10/8/2021	36,843	$109.25	$108.730	$109.700
10/8/2021	15,016	$109.84	$109.730	$110.050
10/11/2021	51,700	$103.77	$103.640	$103.995
10/11/2021	43,851	$104.48	$104.010	$104.980
10/11/2021	23,535	$105.41	$105.035	$105.840
10/11/2021	20,711	$106.73	$106.310	$106.980
10/11/2021	16,945	$107.31	$107.050	$107.830
10/12/2021	19,563	$103.74	$103.440	$103.980
10/12/2021	109,313	$104.52	$104.000	$104.970
10/12/2021	14,280	$105.24	$105.010	$105.650
10/13/2021	8,278	$102.80	$102.750	$102.980
10/13/2021	52,235	$103.46	$103.010	$103.990
10/13/2021	73,611	$104.26	$104.000	$104.875
10/14/2021	6,200	$105.60	$105.180	$106.160
10/14/2021	39,701	$106.76	$106.180	$107.170
10/14/2021	90,199	$107.67	$107.180	$108.010

The Reporting Persons undertake to provide, upon request of the staff of the Securities and Exchange Commission, full information regarding the number of shares of Common Stock sold at each separate price within the price ranges set forth on the table above.

Annex A

Annex A is hereby amended and restated as follows:

Directors of KKR & Co. Inc.

The following sets forth the name and principal occupation of each of the directors of KKR & Co. Inc. Each of such persons is a citizen of the United States other than Arturo Gutierrez, who is a citizen of Mexico, Xavier Niel, who is a citizen of France and Evan Spiegel, who is a citizen of the United States and France.

Name	Principal Occupation
Henry R. Kravis	Executive Co-Chairman of KKR & Co. Inc.
George R. Roberts	Executive Co-Chairman of KKR & Co. Inc.
Joseph Y. Bae	Co-Chief Executive Officer of KKR & Co. Inc.
Scott C. Nuttall	Co-Chief Executive Officer of KKR & Co. Inc.
Adriane Brown	Managing Partner of Flying Fish Partners
Mary N. Dillon	Chief Executive Officer of Ulta Beauty, Inc.
Joseph A. Grundfest	William A. Franke Professor of Law and Business of Stanford Law School
Arturo Gutierrez	Chief Executive Officer of Arca Continental, S.A.B. de C.V.
John B. Hess	Chief Executive Officer of Hess Corporation
Dane Holmes	Chief Executive Officer and Co-Founder of Eskalera Inc.
Xavier Niel	Founder, Deputy Chairman of the Board and Chief Strategy Officer of Iliad SA
Patricia F. Russo	Retired, Former Chief Executive Officer of Alcatel-Lucent
Thomas M. Schoewe	Retired, Former Executive Vice President and Chief Financial Officer of Wal-Mart Stores, Inc.
Robert W. Scully	Retired, Former Member, Office of the Chairman of Morgan Stanley
Evan Spiegel	Co-Founder and Chief Executive Officer of Snap Inc.

Mr. Scott Nuttall and a trust for the benefit of Mr. Nuttall’s family directly hold 22,725 and 7,575 shares of Common Stock, respectively, received in the merger of a subsidiary of the Issuer with and into First Data Corporation as merger consideration for the 75,000 and 25,000 shares of Class A common stock of First Data Corporation owned prior to the merger, respectively.  Mr. Nuttall, as a member of the board of directors of the Issuer, participates in the Issuer’s non-employee director compensation arrangements.  Pursuant to such arrangements, as of the date hereof, Mr. Nuttall (i) has been allocated a total of 1,291 deferred compensation notional shares allocated under the Fiserv, Inc. Non-Employee Director Deferred Compensation Plan, pursuant to which, following cessation of Mr. Nuttall’s service to the Issuer, each notional unit will be settled in shares of Common Stock on a one-for-one basis, (ii) holds 1,934 shares of common stock received upon vesting of previously awarded restricted stock units and (iii) has been awarded 1,699 restricted stock units on May 19, 2021, each representing a contingent right to receive one share of Common Stock, which vest on the earlier of the first anniversary of the grant date or immediately prior to the first annual meeting of shareholders after the grant date.